Filed by Cousins Properties Incorporated

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Parkway Properties, Inc.

Commission File No.: 001-11533

Date: April 29, 2016

The following is a copy of an article published online on April 29, 2016 by the Atlanta Business Chronicle, based on an interview with Larry Gellerstedt, the President and CEO of Cousins Properties Incorporated:

Cousins Properties buying Parkway in $2B-plus deal, exiting Houston office market

Apr 29, 2016, 10:57am EDT Updated Apr 29, 2016, 11:54am EDT

Douglas Sams Commercial Real Estate Editor

Cousins Properties Inc. (NYSE: CUZ) will buy Parkway Properties Inc. in a $2 billion-plus deal that allows Cousins to exit a Houston office market weakened by the downturn in oil prices.

The deal announced Friday morning will deepen Cousins’ presence in Atlanta, Austin and Charlotte and give it a strong presence in Phoenix, Orlando and Tampa. The company’s portfolio will expand to 41 properties comprising 15.8 million square feet. Cousins will remain headquartered in Atlanta and continue to be led by President and CEO Larry Gellerstedt and the company’s existing senior management team.

“As a result of these transactions, we believe Cousins will become the premier Sun Belt urban office REIT with increased scale, an expanded portfolio of trophy properties, a dominant market share in leading urban submarkets, a more diverse customer base, and additional opportunities to grow and capture embedded value within our portfolio,” Gellerstedt said in a conference call.

In an interview with media this morning, Gellerstedt added, “This is a transaction that is really as close to perfect as you can get.”

Just as significantly, the deal will take Cousins out of the Houston office market. Cousins and Parkway (NYSE: PKY) will spin off their Houston properties into a publicly traded REIT called HoustonCo.

The move comes just three years after Cousins spent $1.1 billion in July 2013 to expand into Houston with its purchase of a 4.4-million-square-foot Houston office portfolio along with an office tower in Fort Worth, Texas. At the time, Houston’s office market was robust and Cousins executives cited Houston’s job growth fueled by the U.S. energy revolution.

Since then, the price of oil has plunged and several Houston energy companies cut back on expansion plans. The result: office space poured back onto the city’s sublease market, vacancy continues to climb.

The amount of sublease space on the market more than doubled in Houston from the end of 2014 to 2015 and now stands at 9.2 million square feet, and leasing activity has dropped by 30 percent, according to Colliers International. Cousins’ stock price, which was trading at $10.43 per share this morning, has been penalized by its exposure in Houston, commercial real estate analysts have said.

Today’s deal will take Cousins’ property portfolio from 40 percent in Houston to zero in Houston. Almost half of Cousins’ office portfolio will now be in Atlanta, including trophy towers such as 3344 Peachtree and One Buckhead Plaza.

Cousins is shifting its exposure toward Atlanta during one of the rare times in the city’s history that its office market has rents climbing to all-time highs in some districts while there’s very little new development.

Cousins will beef up its Atlanta portfolio in neighborhoods such as Buckhead, where rents continue to climb, undeveloped land is scarce and speculative development remain limited, for now. Job growth, the fuel for office space demand, remains strong. Economic forecasts have estimated Atlanta could add between 80,000 to 90,000 jobs this year and rank among the top cities for employment gains.

“The thing that is so exciting to come out this cycle in our business is you haven’t seen speculative office building (In Atlanta),” Gellerstedt said in this morning’s call with Atlanta media. “If you look at Houston, which is just a little bigger than Atlanta, they have 11 or 12 million square feet of spec being built. Pure spec being built in Atlanta is between a half million and a million feet. That’s big.”

Gellerstedt said he doesn’t expect more than one or two more Atlanta office buildings will be developed this cycle.

The deal will also expand Cousins’ office holdings into Orlando and Tampa, Fla., Tempe Ariz. and Charlotte, N.C., where Gellerstedt said fundamentals also remain strong. The transaction with Parkway is expected to close sometime in the fourth quarter.

Cautionary Note Regarding Forward-Looking Statements

This document may include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act. All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Cousins Properties Incorporated (“Cousins”) and Parkway Properties, Inc. (“Parkway”) operate and beliefs of and assumptions made by Cousins management and Parkway management, involve uncertainties that could significantly affect the financial or operating results of Cousins, Parkway, the combined company or any company spun-off by the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” variations of such words and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transactions involving Cousins and Parkway, including future financial and operating results, plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to creating value for stockholders, benefits of the proposed transactions to tenants, employees, stockholders and other constituents of the combined company, integrating our companies, cost savings and the expected timetable for completing the proposed transactions — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and, therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the proposed merger and the timing of the closing of the proposed merger; risks associated with the ability to consummate the proposed spin-off of a company holding the Houston assets of Cousins and Parkway (“HoustonCo”) and the timing of the closing of the proposed spin-off; risks associated with the ability to list the common stock of HoustonCo on the New York Stock Exchange following the proposed spin-off; risks associated with the ability to consummate certain asset sales contemplated by Parkway and the timing of the closing of such proposed asset sales; risks associated with the ability to consummate the proposed reorganization of certain assets and liabilities of Cousins and Parkway, including the contemplated structuring of Cousins and HoustonCo as “UPREITs” following the consummation of the proposed transactions; the failure to obtain the necessary debt financing arrangements set forth in the commitment letter received in connection with the proposed transactions; the ability to secure favorable interest rates on any borrowings incurred in connection with the proposed transactions; the impact of such indebtedness incurred in connection with the proposed transactions; the ability to successfully integrate our operations and employees; the ability to realize anticipated benefits and synergies of the proposed transactions; the potential liability for a failure to meet regulatory requirements, including the maintenance of REIT status; material changes in the dividend rates on securities or the ability to pay dividends on common shares or other securities; potential changes to tax legislation; changes in demand for developed properties; adverse changes in financial condition of joint venture partner(s) or major tenants; risks associated with the acquisition, development, expansion, leasing and management of properties; risks associated with the geographic concentration of Cousins, Parkway or HoustonCo; risks associated with the industry concentration of tenants; the potential impact of announcement of the proposed transactions or consummation of the proposed transactions on relationships, including with tenants, employees, customers and competitors; the unfavorable outcome of any legal proceedings that have been or may be instituted against Cousins, Parkway or any company spun-off by the combined company; significant costs related to uninsured losses, condemnation, or environmental issues; the ability to retain key personnel; the amount of the costs, fees, expenses and charges related to the proposed transactions and the actual terms of the financings that may be obtained in connection with the proposed transactions; changes in local, national and international financial market, insurance rates and interest rates; and those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (“SEC”) by Cousins and Parkway. Cousins and Parkway do not intend, and undertake no obligation, to update any forward-looking statement.

Additional Information about the Proposed Transactions and Where to Find It

In connection with the proposed transaction, Cousins intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Cousins and Parkway that also constitutes a prospectus of Cousins. Investors and security holders are urged to read the joint proxy statement/prospectus and other relevant documents filed with the SEC, when they become available, because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents, when they become available, and other documents filed with the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Cousins by contacting Cousins Investor Relations at (404) 407-1898. Investors and security holders may obtain free copies of the documents filed with the SEC by Parkway by contacting Parkway Investor Relations at (407) 650-0593.

Cousins and Parkway and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Cousins’ directors and executive officers is available in Cousins’ proxy statement for its 2016 Annual Meeting, which was filed with the SEC on March 22, 2016. Information about directors and executive officers of Parkway is available in the proxy statement for its 2016 Annual Meeting, which was filed with the SEC on March 28, 2016. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the merger when they become available. Investors should read the definitive joint proxy statement/prospectus carefully before making any voting or investment decisions when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Cousins or Parkway using the sources indicated above.

This communication and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.